NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Gilead Sciences Inc.

NAME OF PERSON RELYING ON EXEMPTION: Shareholder Association for Research & Education (SHARE)

ADDRESS OF PERSON RELYING ON EXEMPTION: Suite 510, 1155 Robson St., Vancouver, BC, Canada, V6E 1B5

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

RE: Support FOR: Item #8 – “Stockholder Proposal Requesting that the Board Publish a Third-Party

Review of Gilead’s Lobbying Activities”

Annual Meeting: May 4, 2022

Contact: Anthony Schein, Director of Shareholder Advocacy, SHARE, aschein@share.ca

April 6, 2022

To Gilead Sciences Inc. Stockholders:

The Maryknoll Sisters of St. Dominic, Inc. and SHARE are urging stockholders to vote FOR Proposal # 8 at the Gilead Sciences stockholder meeting on May 4, 2022.

The proposal calls for Gilead Science’s Board to undertake and publish a third-party review (at reasonable cost and omitting proprietary information) as to whether the Company’s lobbying activities and that of its trade associations align wi6th the Company’s Vision statement, “To create a healthier world for all people”1and in particular its Policy Position Statement that “the price of medicines should never be a barrier to access, and we work domestically and globally to ensure that patients who need our products are able to obtain them”2 The proposal asks the Board of Directors to report on how it addresses the risks on how it addresses the risks presented by any misaligned lobbying and the company’s plans, if any, to mitigate these risks.

Rationale for a YES Vote

•	By asking Gilead’s Board of Directors to report on how it addresses the risks presented by any misaligned lobbying and the company’s plans, if any, to mitigate these risks, the Proposal specifically addresses the key roles and responsibilities attributed to the Board and recognized best practices of good governance.

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1 https://www.gilead.com/purpose/mission-and-core-values

2 https://www.gilead.com/~/media/Files/pdfs/Policy-Perspectives/Product%20Pricing%20and%20Patient%20Access.pdf

•	Gilead’s annual total lobbying expenditures have dramatically increased, from $2.9 million in 2018 to $8.1 million in 2021.[3] On its website, Gilead discloses that the non-deductible portion of payments to the Pharmaceutical Research and Manufacturing Association of America (PhRMA) was $16.2 million in 2021.
•	The public policy issues of drug pricing reform and the involvement of trade associations on these issues represent significant regulatory and reputational risks for the company if not properly overseen and managed.
•	The Responsible Lobbying Framework, intended for companies and Civil Society Organizations and developed with the assistance of Transparency International, recommends “processes to review and proactively manage relationships with third-party organizations, including clear steps to be taken in case of misalignment of positions”, and “periodic audits, the results of which should inform policies and be publicly reported of… all lobbying activities within the organization to ensure alignment.”[4]
•	The proposal leaves the Board with full discretion to commission the study, assess the risks, determine its own mitigation strategy, none of which inserts shareholders into the ordinary business of the corporation.

The company’s response

Gilead Sciences Inc, in its proxy circular, says that the proposal “does not provide any guidance on the criteria a third party would use to assess the alignment of our political activities.”

•	The proposal is not overly-prescriptive or seeking to constrain the board in its identification of criteria for the assessment. Other companies, in conducting their own assessments of political activities, have been capable of identifying appropriate criteria for the review.
•	A third party may identify risks of misalignment; it is up to the board to assess how material those risks are and whether or how to mitigate them.

Gilead writes that through executive management’s participation in two trade association boards “we are able to assess whether their activities align with our values and we are positioned to address any misalignment when we believe it is appropriate to do so.” It also writes that “The Gilead Board of Directors oversees our political and lobbying activities through the Nominating and Corporate Governance Committee, which regularly reviews Gilead’s political expenditure policies and expenditures, including payments to trade associations.”

•	The proposal asks the board to commission its own report in order to exercise effective oversight of executive management. In our experience, boards rarely have a sightline on all of the activities of the trade associations to which their company belongs and periodic reports from executive management rarely go beyond the high-level view of a trade association’s major activities, if that. A third-party review will assist in identifying those activities that may pose risks to the company and are potentially mis-aligned with the board’s own policies.
•	Knowing the associations it supports with more than $25,000 annually is not the same as knowing the full range of activities that associations are undertaking – a fundamental requirement of risk mitigation. For example, as the Proposal notes, PhRMA raised nearly $527 million in 2020 and spent roughly $506 million, including making multi-million-dollar donations to numerous other organizations like the American Action Network for use in opposing congressional efforts to address drug pricing. PhRMA also sits on the board of the American Legislative Exchange Council (ALEC) which has been involved in highly controversial lobbying activity including advocating for the privatization of Medicare and Medicaid and opposition to drug pricing reforms and prescription drug importation. More than 300 voting rights groups have asked corporations to cut their ties to ALEC, due to its support of state legislation to restrict voting rights.[5]

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3 https://www.opensecrets.org/orgs/gilead-sciences/lobbying?id=D000026221

4 https://static1.squarespace.com/static/5e85df904eec2417de2b4800/t/5ef1e5fd5d6e1015f5b171ef/1592911361771/The-Responsible-Lobbying-Framework_v-June2020.pdf

5 https://www.commoncause.org/wp-content/uploads/2021/06/ALEC-anti-voter-letter.pdf

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

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•	No one would expect a company to agree with every position or activity of every group it supports. This proposal does not ask it to do so. Instead, it asks the board to know and evaluate what positions or lobbying activities it is being exposed to when it provides financial support for those third parties, and to determine how best to mitigate any risks to which it is exposed.

Regulatory risk in this area is growing

The Proposal’s subject is the Board’s oversight of regulatory and reputational risks in the company’s industry and disclosure to inform shareholders on the effectiveness of this oversight.

The subject of drug pricing reform has been the subject of at least nine congressional reports since 2019, including a 269-page Congressional Majority Staff report issued earlier this year, which concluded a nearly three-year, sweeping public investigation of the issue that included five public hearings.

The Proposal clearly asks the Company’s Board to review whether its lobbying activity, and that of its trade associations, is consistent with its own disclosed position on exactly these policy issues.

The Proposal does not ask shareholders to vote on any membership or position taken on an issue, but rather asks the Board to report on its oversight of activity related to positions already defined by the Company itself, positions earlier disclosed to shareholders and upon which shareholders may rely when considering the Company’s exposure to regulatory and reputational risk.

The proponents of this Proposal engaged in constructive dialogue with Gilead, and, as Gilead has described in its statement of opposition to this Proposal, it will expand disclosure of its lobbying efforts. These actions, while commendable, do not address the request our Proposal makes.

SHARE urges you to support the proposal. If you have any questions please contact Anthony Schein at aschein@share.ca

 Vote “FOR” on Item #8, “Stockholder Proposal Requesting that the Board Publish a Third-Party Review of Gilead’s Lobbying Activities” at the annual general meeting on May 4, 2022.

THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

The filer of this document is Shareholder Association for Research & Education (SHARE), Suite 510 – 1155 Robson Street Vancouver, BC V6E 1B5

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

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